Filed by Barclays PLC Pursuant to

Rule 425 under the Securities Act of 1933 and

deemed filed pursuant to Rule 14d-2 under the

Securities Exchange Act of 1934

Subject Companies:

Barclays PLC

(Commission File No. 1-09246)

Barclays Bank PLC

(Commission File No. 1-10257)

ABN AMRO Holding N.V.

(Commission File No. 1-14624)

ABN AMRO Bank N.V.

(Commission File No. 1-14624-05)

Investor Presentation

30th August 2007

Barclays

Investment attractions

Barclays

Barclays and ABN

AMRO

Valuation

1 Track record of delivery on growth and value creation

2 Positioned to take advantage of market opportunity

3 World class investment banking and investment management business

4 Fast growing international businesses

5 Scale in UK and further growth potential

6 Substantial new investors and strategic partnership with CDB

7 ABN AMRO transaction fully consistent with growth strategy with excellent product and geographic fit

8 Strong franchises with significant synergies

9 Barclays management in charge of business delivery

10 Upside potential from CDB partnership

11 Technical share demand following transaction

12 Trading at an attractive valuation

13 Underpinned by dividend yield

BARCLAYS

1 Track record of delivery on growth and value creation

Delivering on promises

• Higher growth	• PBT H1 2007 greater than FY 2003
• Profit diversification [a]	• 20% → 50% Non UK
• Rising Non NII [b]	• 45% → 60%
• UK Retail Banking – turnaround	• CIR: FY04 65% → H107 56%
• Barclays Capital and BGI [c] – future growth	• 37% PBT CAGR
• Barclays Wealth – engine of growth	• PBT H1 2007 greater than FY 2005
• Economic profit 10-13% p.a. growth from 2003	• 2003-06 32% p.a. EP growth

(a) FY 2000 – H1 2007
(b) FY 2003 – H1 2007
(c) H1 2004 – H1 2007

3

BARCLAYS

1 Track record of delivery on growth and value creation

Barclays earnings and dividend growth

Barclays track record of strong earnings and dividend growth and capital discipline continued in 2007 H1 with earnings ahead of forecasts

2004 – 06 EPS CAGR: 19%
2004 – 06 DPS CAGR: 14%
2004 – 06 EP CAGR: 31%



51.0
24.0
54.4
26.6
71.9
31.0
2004
2005
2006
EPS (p)
DPS (p)

Economic profit (£m)	1,568	1,752	2,704



29.1
9.2
36.3
10.5
41.4
11.5
H1 2005
H1 2006
H1 2007
EPS (p)
DPS (p)

1,004	1,385	1,609

4

Barclays

2 Positioned to take advantage of market opportunity

Globalisation and product trends in the banking industry

A handful of universal banks will share global leadership positions across a range of financial services

Trend of globalisation across many industries

Financial institutions are no exception: investment banking and investment management are being delivered by global providers who are driving consolidation in the industry

Retail and commercial banking is more local and fragmented but has started to consolidate: a handful of banks will develop the brand and capabilities to deliver on a global basis

Developing markets will also become increasingly important as they represent a growing share of global income and wealth

Barclays believes the trend of globalisation will continue and is positioning itself to capture this opportunity

Following existing customers

Capturing new customers in growth markets

Leveraging scale advantages

Universal banks TSR

370 320 270 220 170 120 70

Universal Banks Non Universal banks

1997 1998 1999 2000 2001 2002 2003 2004 2005 2006 2007

Indexed: 1997 = 100

Source: Datastream

2 Positioned to take advantage of market opportunity

Barclays universal banking strategy

Over the last 6 years Barclays has transformed itself from a UK clearing bank to a diversified global bank

International growth


£3.5bn
20%
80%
£7.1bn
50%
50%
£4.1bn
50%
50%
Average 2000-03
2006
H1 2007
UK PBT
Non-UK PBT

Basis of preparation
2003: UK GAAP
2006/07: IFRS

Business diversification


£3.8bn
4%
20%
6%
2%
17%
51%
£7.1bn
10%
30%
16%
3%
6%
35%
£4.1bn
9%
39%
10%
4%
6%
32%
2003
2006 (1)
H1 2007 (1)
UK banking
Barclaycard
Barclays Wealth
IRCB
Barclays Capital
BGI

(1) Business not directly comparable with those of 2003 – Barclays Wealth included Premier now in UK Banking

6

3 World class investment banking and investment management business

Investment Banking and Investment Management Markets are highly fragmented

Provides significant opportunity for growth


Estimated Global Revenue Pools, $bn, 2006
7-10% expected annual growth over next 10 years
340
250
280
870
Investment Banking
Asset Management
Wealth Management
Total Revenue Pool


Estimated Share of Top 5 Players, %
Barclays
Investment banking, revenues %
34
66
~3%
Asset Management, AuM, %
24
76
~6%
Wealth Management, AuM, %
14
86
~1%

7

Barclays

3 World class investment banking and investment management business

Barclays growth has been industry leading

Investment Banking PBT CAGR (2000-2006)

25% 19%

15%

11%

7% 6% 6% 5% 4% 4%

1%

BarCap GS LB SG DB ML CS BNP UBS Citi JPM

Investment Management PBT CAGR (2000-2006)

39%

23% 21%

11% 10% 9%

7% 5%

-4% -8%

Barclays BlackrockState Mellon UBS Alliance ML CS Citi MS

Street Bernstein

(1) Note: Investment management includes BGI and Barclays Wealth

BARCLAYS

3 World class investment banking and investment management business

Barclays Capital

Leading investment bank in risk management and financing



(£m)
Net Revenue
PBT
CAGR (02-06)
31%
32%
2,087
730
2,582
930
3,412
1,142
4,394
1,431
6,225
2,216
2002
2003
2004
2005
2006



H1 Growth (06 – 07)
23%
33%
3,367
1,246
4,143
1,660
H1 06
H1 07

Performance	'02	'03	'04	'05	'06	H1'07
Rankings:						
Global all bonds	10	8	3	2	1	1
Global all debt	5	4	4	4	4	4
European all debt	2	3	1	2	1	2
US IG	13	10	10	5	7	5

EUROMONEY
Awards for Excellence

Best Debt House

Best at Risk Management Western Europe

Best Commodities House

July 2007

ifr

Sterling Bond House of the Year for Past 3 years

Euro Bond House of the Year

December 2006

Risk Awards 2007

Inflation Derivatives House of the Year

Structured Products House of the Year

January 2007

BARCLAYS

3 World class investment banking and investment management business

Barclays Global Investors

A global leader in asset management



(£m)
Net Revenue 32%
PBT 61%
CAGR (02-06)
547
107
672
191
893
336
1,318
540
1,665
714
2002
2003
2004
2005
2006



H1 Growth (06 – 07)
12%
7%
845
364
943
388
H1 06
H1 07

#1 League Table Positions Across Products & Geographies
Largest Global institutional asset manager
Largest Global Index Manager
Largest Global Exchange Traded Fund Manager
Largest Foreign Asset Manager of Japanese Funds
Largest European Hedge Fund Manager

PBT and AuM well distributed



iShares 34%
Index 29%
Active 37%

PBT by product (£388m)



iShares 18%
Active 23%
Index 59%

AuM by product (US$2,013bn)

10

Barclays

3 World class investment banking and investment management business

Barclays Wealth

Building a platform for growth

(£m) Net Revenue PBT

H1 Growth (06 – 07)

CAGR (04-06)

11% 65%

10% 34%

943

90

1,032

164

1,158

245

577

129

633

173

2004 2005 2006 H1 06 H1 07

INVESTOR global

PAM AWARDS

Private Investor Awards 2006

Best Stockbroker Website

Digital Outlook

Wealth Manager of the Year 2007

Private Asset Managers

UK’s Largest Wealth Manager 2006 & 2007

Best Online

Stockbroker

INVESTORS CHRONICLE INVESTMENT AWARDS 2006

Broker of the Year 2006

Barclays

4 Fast growing international businesses

International Retail and Commercial Banking contributed 16% profits in 2006

South Africa

Absa is one of South Africa’s largest financial services organisations Absa represents 10% of Group profit

8.7m retail customers

87,000 corporate customers

812 branches

RoI 17% in Rand in Year 2

GRCB Western Europe

PBT +17% (H1 06-H107) with strong positions in;

Spain - strong growth supported by the realisation of Banco Zaragozano acquisition benefits (RoI 17% in Year 4)

France

Italy

Portugal

GRCB Emerging markets

Established positions in markets with good growth potential;

Africa (largest foreign bank in Africa) Middle East

India – 13,000 cards since launch in May

Barclaycard

Strongly growing international business with 7.6m credit cards in issue across 18 countries

Absa PBT

Rand m

12,000 8,000 4,000

11,417

7,035

32%

6,429 4,879 4,193

2005 2006 H1 07

0

IRCB ex Absa PBT

£ m

250 200 150 100 50 0

195

19%

142 119 (55) (21)

H1 2005 Property FCIB H1 2006 H1 2007 credits Underlying

International branches

1,838 1,613 1,516

830

2004 2005 2006 H 1 07

Barclays

5 Scale in UK and further growth potential

UK Banking contributed 35% profits in 2006

Earnings growth has been supported by improved cost efficiency

Barclays UK retail and business banking

High RoE and cash generative business

Strong market positions with 1,810 branches

11.4m current accounts and 151,000 business

banking customers

26% business banking market share

15% current accounts market share

Scope for earnings growth from developing

market positions in underweight areas:

mortgages (6% new lending market share in

H1:07)

long term savings and investments

general insurance (4% market share)

Further upside from continued cost efficiencies

Barclays UK Banking PBT growth

£m

3,000

2,000

1,000

0

2,546 2,236 53%

1,363 50%

48%

55%

50%

45%

40%

2005 2006 H1 07

PBT (£m) Cost:income ratio

Barclays UK Banking RoEC

40% 30% 20% 10% 0%

30% 26% 21%

2005 2006 H1 07

UK Retail Banking cost: income ratio

70% 65% 60% 55% 50%

65%

61%

58%

56%

FY04 FY05 FY06 H1 07

BARCLAYS

6 Substantial new investors and strategic partnership with CDB

Temasek and CDB's £9bn commitment demonstrates strong support for the chosen strategy and execution track record of the Barclays management team

Substantial new investments by CDB and Temasek

£bn	CDB	Temasek	Total
Firm @ £7.20	1.5	1.0	2.5
Conditional @ £7.40	4.3	1.1	5.4
CDB/Temasek investment	**5.8**	**2.1**	**7.9**
Clawed back by Barclays shareholders	0.8	0.3	1.1
Total new equity			**9.0**

Largest minority investments in financial institutions



£bn
10
5
0
9.0
7.9
4.9
3.0
2.2
2.0
1.5
0.9
0.5
0.5
CDB/Temasek -Barclays
Alwaleed-Citi
AlSanea-HSBC
Jove-BBVA
Temasek-Stan Chart
China-Blackstone
Dubai-DB
Istithmar-Stan Chart
Dubai-HSBC

Source: News reports. Estimated investment sizes shown as at date investment made

14

BARCLAYS

6 Substantial new investors and strategic partnership with CDB

Barclays has created unique access to China through CDB strategic partnership

This ground breaking strategic partnership provides government-sponsored access to China

“This agreement is absolutely brilliant in my view, for both sides. The CDB is huge, and it’s got tremendous spread across the Chinese economy, a spread both of business investment people and a spread across all sectors of the Chinese economy. That’s potentially a great thing for Barclays. There is a real potential synergy. They have to make it work, of course, but I have no doubt that Barclays and CDB will do that.”

Lord George, former Governor of the Bank of England* Sunday Telegraph

CDB China Development Bank

China Development Bank (“CDB”) is one of the five largest financial institutions in China

CDB is controlled by the Government

CDB’s mandate is to support the Chinese government economic policies through financing infrastructure developments, core industries, high technology industries and key national projects

Strategic partnership

CDB commitment to invest up to £5.8bn in Barclays is China’s largest investment to date Represents the first time an international bank has gained significant exposure to China through Chinese investment Exclusive cooperation agreement Barclays will provide training and expertise to CDB CDB to nominate one Barclays board member

* Lord George sits on the international advisory council of CDB

BARCLAYS

6 Substantial new investors and strategic partnership with CDB

Identified four specific areas of near-term opportunity

Barclays has identified four opportunities with CDB, all of which are independent of the ABN AMRO transaction proceeding. A combination with ABN AMRO would further enhance these opportunities

1 Asset management

BGI is the world’s largest institutional asset manager and has a strong relationship with the State Administration of Foreign Exchange

BGI will now be one of CDB’s preferred Asset Managers

Strategic partnership will help BGI build further institutional relationships and distribute ETFs throughout China

2 Commodities

Barclays has a top 3 commodities franchise globally and the no. 1 franchise in Europe

China is the dominant factor driving the increase in global commodity demand - it is the no. 1 consumer of industrial metals, no. 2 consumer of oil and equivalent to the US in terms of agricultural product consumption

Barclays is also the leading player in the world in emissions trading, an increasing area of focus both in China and globally

3 Joint business development

CDB has a prime mandate to foster economic development through the provision of financing

This will offer significant opportunity for Barclays Capital’s risk management and financing expertise to work with state-owned corporations, particularly those seeking overseas expansion

4 Africa opportunities

China is one of the largest foreign investors in Africa

Trade flows between Africa and China are significant and growing rapidly

Barclays is the largest foreign owned bank in Africa, with over 1,000 branches

BARCLAYS

6 Substantial new investors and strategic partnership with CDB

Temasek’s strong investment track record

Temasek is a commercial investment company that has a high hurdle rate for investments. Their investment in Barclays is consistent with that aim.

Temasek has a specialisation in investing in financial institutions

US$41bn of financial institution investments represent 38% of Temasek’s portfolio

Investments include Standard Chartered, Bank of China, DBS and ICICI

Commitment to Barclays is one of Temasek’s largest individual commitments

Temasek investment track record

27%

18% 18%

33y since inception 3 years 1 year

Source: Temasek

Source: News reports. Estimated investment sizes shown as at date investment made

BARCLAYS

7 ABN AMRO transaction fully consistent with growth strategy with excellent product and geographic fit

Global Retail and Commercial Banking: Delivers significantly greater presence

Combination with ABN AMRO will add incremental growth

Creation of a top 4 player in the global retail and commercial banking industry

Enhances growth in global products and segments across enlarged network

Delivers complementary international retail and commercial footprints

Brings strong presence in key European markets and access to high growth markets in Asia and South America

Able to deploy economies of scale where they matter and greater distribution power

Global Retail and Commercial Banking Market Share, %

2.5

share 2

market 1.5

Global 1

%

0.5

Uni- Sant- Sumi- Wells Barc-

BNP RBS JPM BofA HSBC Citi credito ander tomo Fargo ABN

Barclays ABN AMRO

BARCLAYS

7 ABN AMRO transaction fully consistent with growth strategy with excellent product and geographic fit

Global Retail and Commercial Banking: Creating a pan-European powerhouse

UK Netherlands Italy Iberia

Position A leading UK Top player in 8th largest bank A leading non-commercial bank commercial banking Strong position in domestic bank

Top 3 3rd largest retail Northern Region retail bank bank

Branches 1,810 643 1,045 623 Retail Customers 14m 6m 1.5m 0.6m Number of Cards 11m 1m 0.6m 0.5m SME Customers 0.8m 0.4m 0.2m 0.1m

BARCLAYS

7 ABN AMRO transaction fully consistent with growth strategy with excellent product and geographic fit

Global Retail and Commercial Banking: Strongly positioned to capture growth in developing markets

2006 Group profit split(1)

Developing Markets 23%

2006 PBT Split South Africa 8% Brazil 6% Asia 5% Sub-Saharan Africa 2%

Other developing 2% mkts

Income CAGR(2)

Nominal GDP(4) CAGR

Key Attributes

South Africa Asia Brazil

17% 22%(3) 29%(3)

China: 12.4%

India: 10.3%

10.3% Indonesia: 12.3% 8.2%

Pakistan: 13.2%

Taiwan: 4.7%

Assets: €48.9bn Second largest Assets: €34.6bn

Largest bank by foreign bank in 3rd largest loans Pakistan privately-owned

28 branches in bank India

812 branches 37 branches in 2,100 branches

8.7m customers Taiwan 12m customers

(1) Based on 2006 PBT excluding head office costs and disposal

(2) Source: company annual reports; Brazil/South Africa 2003-2006; Asia 2004-2006; Brazil, Asia in euros; South Africa in rand (3) Figures based on full geography not limited to retail and commercial banking

(4) In local currency, source: International Monetary Fund 2006-2008

BARCLAYS

7 ABN AMRO transaction fully consistent with growth strategy with excellent product and geographic fit

Global Retail and Commercial Banking: Opportunity for faster growth in global products and segments

Commercial Retail

Mass Affluent

• Merge Premier and Van Gogh Preferred Banking propositions into unified global brand

• Offer leading products to rapidly growing attractive client segment

• Expand distribution through enlarged network

Credit Cards

• Barclays is a leading international card issuer

• Enlarged customer base and network offer substantial growth opportunities

• Improved cost and revenue per card performance is expected to result

Trade Finance & Cash Management

• ABN AMRO infrastructure is market-leading

• Barclays offers substantial network extension and strong client relationships

• Ability to capture trade finance flows between key global hubs including:

- EU and Asia; Iberia and Brazil; Asia and South Africa

• Significant opportunity to grow Barclays share in UK Business Banking trade finance market

Mid-market

• Deliver complete range of products and services to the global SME segment, including FX derivatives and other investment banking products

• Exploit the ability to expand global merchant acquiring network

• Cross-sell wealth management products to SME owners and managers

BARCLAYS

7 ABN AMRO transaction fully consistent with growth strategy with excellent product and geographic fit

Investment Banking: Barclays Capital will be strengthened

Combination with ABN AMRO will add incremental growth

- Creation of a top 5 player in investment banking revenues
- Considerably enhances product offering
- Extensively broadens geographical footprint
- Leverages ABN AMRO's middle market strength
- Benefits from ABN AMRO's niche capabilities in M&A, equities and UK Corporate Broking
- Crystallises significant synergies

2006 pro forma Investment Banking Income, €bn



13.8
14.6
15.1
15.3
6.1
9.2
16.5
17.2
19.2
24.9
UBS
JPM
ML
Total (Pre-synergies)
DB
MS
Citi
GS
Barclays
ABN AMRO

22

BARCLAYS

7 ABN AMRO transaction fully consistent with growth strategy with excellent product and geographic fit

Investment Banking: The combined entity provides broader and deeper product capability

Extended product capabilities

Barclays Capital Income

Asset Class ABN AMRO delivers

03-06 CAGR(1)

• Strong structured credit European franchise

Credit 19% • Specific strengths in synthetic products and securitisation

• Combined business #1 in International Bonds and #2 in Global All Debt

• Strong structured retail products Equities 33% • Extensive European warrants franchise

• Attractive Asian footprint

• Solid ECM capabilities

• Strong energy and power advisory capability in Russia, Eastern Europe, Commodities 98% Latin America and India

• Leading Metals and Mining franchise, esp. in Latin America and Australia

• Strong sales capability

FX 24% • Extensive franchise footprint, particularly in Continental Europe, Asia and Latin America

• Leverage Barclays BARX trading platform

• Combined business leading global FX player

Private Equity 58% • Complementary European middle market business with strong track record and reputation

(1) Barclays Investor Presentation – Spring 2007

BARCLAYS

7 ABN AMRO transaction fully consistent with growth strategy with excellent product and geographic fit

Investment Banking: The combined entity also delivers a significantly stronger geographical presence

Broader geographical footprint

Barclays Capital

Geography Income ABN AMRO delivers

03-06 CAGR(1)

• Number one position in the Netherlands

Continental • Strong corporate footprint in Italy, Belgium, Germany, France,

20%+

Europe Nordic regions and Eastern Europe

• Significant mid-market franchise across continental Europe

• Extensive corporate/mid-market footprint in Latin America, Americas 30%+ particularly Brazil

• Established offices in strategic locations

• Strong corporate/mid-market footprint in China, India and Pakistan

Asia Pacific 30%+

• Banking licenses in Indonesia, Pakistan, Philippines, Thailand, Vietnam, Australia, New Zealand and South Korea

(1) Barclays Investor Presentation – Spring 2007

BARCLAYS

7 ABN AMRO transaction fully consistent with growth strategy with excellent product and geographic fit

Investment Management – Asset management: The business will benefit from BGI growth enhanced by ABN AMRO distribution capabilities

Significant opportunity to distribute BGI's world class products and services through ABN's extensive distribution

Barclays Global Investors


PBT (€m)
Revenue (€m)
802
157
986
280
1,310
493
1,933
792
2,442
1,047
2002
2003
2004
2005
2006
CAGR
'02 – '06
61%
CAGR
'02 – '06
32%

ABN AMRO Asset Management


PBT (€m)
Revenue (€m)
529
108
496
100
594
151
712
211
828
300
2002
2003
2004
2005
2006
CAGR
'02 – '06
29%
CAGR
'02 – '06
12%

Combined business delivers

- An extensive distribution network to deliver Barclays world class products and services:
  - Target ABN AMRO retail network with Exchange Traded Funds
  - Target ABN AMRO institutional client base
- Considerable upside in Continental Europe given that it represents 3% of Barclays AuMs
- ABN AMRO offers capability in alternative and fundamental strategies:
  - Broad range of high margin products
  - Well diversified client base

25

BARCLAYS

7 ABN AMRO transaction fully consistent with growth strategy with excellent product and geographic fit

Investment Management – Wealth management: The combination creates a global wealth management

The combined entity will have a dominant pan-European presence

Top 10 global Wealth Manager with compelling franchise



Funds under management ($bn)
1,800
1,600
1,400
1,200
1,000
800
600
400
200
0
Merrill L
UBS
Citi
Wachovia
Credit S
MS
JP M
Combined
HSBC
Deutsche
Goldman Sachs
ABN AMRO
Barclays
370
187
183

- **No. 8 globally** by assets under management
- Complementary geographic footprint delivers a compelling combined franchise
- Combined access to growth markets:
  - Creating a **$20bn Asian business**
  - Access to the **Latam markets**
- Very clear wealth management brand and proposition
- Focus on cross-sell with Asset Management and Investment Banking

Leading European Coverage



Barclays
ABN AMRO
Both

- **Leading ABN AMRO positions in the Netherlands** with strong footprints in France, Germany and Belgium
- **Leading Barclays position in UK** (the largest European Wealth market) and strong footprints in Spain, Portugal and in offshore markets

Source: Bear Stearns report on 'The Wealth Management Industry' (April 2006) and company results announcement and releases

26

BARCLAYS

8 Strong franchises with significant synergies

ABN AMRO franchises are strong, but underperforming

ABN AMRO has exhibited good revenue growth but this has not translated into earnings growth

- ABN AMRO has attractive franchises:
    - strong market positions in the Netherlands, Brazil and Italy
    - world-class cash management and trade payment platform
    - underperforming investment banking business
- Extensive distribution (operations in over 50 countries) has lacked competitive products and scale
- ABN AMRO distribution network has intrinsic value which Barclays can realise but the Consortium will lose
- ABN AMRO has had static EPS despite growing revenues and efficiency has been poor compared to Barclays



ABN AMRO EPS
€
3.0
2.5
2.0
1.5
1.0
0.5
0.0
2.33
2.43
2.50
1.17
2004
2005
2006
2007 H1



Cost:income ratio
90%
80%
70%
60%
50%
81%
61%
73%
61%
75%
59%
72%
58%
2004
2005
2006
2007 H1
ABN AMRO
Barclays

Source: ABN AMRO

27

BARCLAYS

8 Strong franchises with significant synergies

The transaction delivers material synergies for shareholders

Transaction will result in higher growth and higher earnings than standalone

Estimated Total Synergies by Business [1,2] (€m)



1,800
150
1,650
1,350
500
850
150
50
100
200
200
3,500
700
2,800
GRCB
Investment Banking
Investment Mgmt
Corporate Centre
Total

As % of total synergies	GRCB	Investment Banking	Investment Mgmt	Corporate Centre	Total
Cost	59%	30%	4%	7%	100%
Net revenue	22%	71%	7%	0%	100%

- Total Cost synergies represent 8.7% of 2006 combined cost base
- Total Revenue synergies represent 1.4% of 2006 combined revenue base

(1) *Profit before tax impact*
(2) *Fully phased*
Note: All synergies exclude LaSalle Bank

- Conservative synergy estimates based on:
  - detailed bottom-up analysis
  - joint working teams
  - joint sign off
  - external review and challenge
- GRCB synergies represent ~50% of total, with a further ~40% arising from Investment Banking
- Transaction synergies contribute to 5% Barclays earnings accretion in 2010
- No incremental earnings arising from CDB strategic partnership included
- Synergies benchmark well against other transactions (including Consortium)

28

BARCLAYS

8 Strong franchises with significant synergies

The transaction will create value for Barclays shareholders

Transaction will result in an uplift in value for Barclays shareholders on announced synergies alone



€ millions
160,000
140,000
120,000
100,000
80,000
60,000
40,000
20,000
0
72,848
51,412
3,356
26,250
(15,000)
138,866
57,593
41%
81,273
BARC
59%
Barclays value (20 Apr 07, 750p) (a)
ABN AMRO value (16 Mar 07, €27.29) (b)
La Salle proceeds retained (c)
NPV of post-tax synergies (10x post-tax synergies) (d)
Non-equity cash in transaction
Post-deal value of Barclays - ABN AMRO
Post-deal share of combined (e)
Estimated €6.7bn value creation for Barclays existing shareholders (f)

(a) Barclays share price day prior to offer announcement
(b) ABN AMRO share price day prior to Barclays-ABN AMRO leak announcement
(c) La Salle sale proceeds less La Salle component of cash consideration in Revised Offer
(d) Equivalent to a 10x capitalisation of post-tax synergies
(e) Includes clawback placing. Unconditional placing to CDB and Temasek and share buyback are assumed to offset each other and are not included. Barclays share includes approximately 3% which would transfer to CDB and Temasek as a result of unconditional investments prior to completion
(f) Value creation net of €1.7bn investment by Barclays shareholders in clawback placing.

29

BARCLAYS

9 Barclays management in charge of business delivery

Barclays management team to take the key roles in executing the strategy

Barclays management will be in charge of the enlarged group and have a good track record of delivery

Barclays-ABN AMRO Executive Committee

John Varley Chief Executive Robert E. Diamond, Jr.

President Frits Seegers CEO GRCB Chris Lucas Group Finance Director Ron Teerlink Chief Operating Officer of GRCB

Piero Overmars

CEO Continental Europe and Asia, GRCB

Paul Idzik

Group Chief Operating Officer Huibert Boumeester Group Chief Administrative Officer

Execution: Established Barclays management team have a track record of delivery

Organic growth: Barclays Capital, BGI revenue and profit growth ahead of peers

Inorganic delivery: Absa and Zaragozano recent examples of successful cross-border acquisitions

BARCLAYS

10 Upside potential from CDB partnership

Further upside from CDB partnership

ABN AMRO’s cash management platform is ideally placed to service fast growing Chinese corporates

ABN AMRO Cash Management and Trade Finance platform

ABN AMRO has one of the world’s leading transaction banking platforms offering payment and trade finance solutions

One of CDB’s mandates is to work with Chinese companies around the world

The enlarged group’s global franchise will be well placed to capture both sides of Chinese trade flows as a result of the CDB partnership

Strong Chinese trade growth

US$bn

1,500

1,000

500

0

413

435

561

593

662

762

791

969

Imports Exports

Source: WTO

4 year CAGR: 21-31%

2003 2004 2005 2006

BARCLAYS

11 Technical share demand following transaction

Strong index demand arising from re-weighting of the combined group

The enlarged Barclays will receive 100% weighting in the FTSE

Expected to be the sixth largest constituent of the FTSE 100 and tenth largest constituent of the MSCI Europe Index

Significant demand from index investors is expected, with an estimated £7bn of net index demand

Barclays stock will be one of the most liquid equities in the world

Over 50 million Barclays shares trade on average each day (£350m)

Barclays announced a share buyback of up to £2.4bn

FTSE 100 index

Royal Dutch Shell

HSBC

BP Vodafone GlaxoSmithKline Barclays/ABN AMRO

RBS Barclays Anglo American Astrazeneca

0 20 40 60 80 100 120 140 £bn

Source: Datastream, 29 August 2007

BARCLAYS

12 Trading at an attractive valuation

Barclays is trading at a historically low P/E ratio

Current price targets

Sanford Bernstein Aug 07 1,010

NCB Aug 07 880

ABN AMRO Jun 07 850

S&P Jul 07 840

JP Morgan Aug 07 800

KBW Aug 07 750

HSBC Aug 07 700

Panmure Gordon Jul 07 696

West LB Aug 07 680

Average 801p

Restricted targets

ML Feb 07 930

UBS Apr 07 900

DB Feb 07 890

Lehman Apr 07 857

CS Feb 07 857

Citigroup Mar 07 680

Average 811p

Price/earnings ratio

Target prices

11.0x

10.0x

9.0x

8.0x

7.0x

7.5x

811p

801p

850 800 750 700 650 600 550 500 450 400

Aug-03

Mar-04

Oct-04

Apr-05

Nov-05

May-06

Dec-06

Jun-07

2yr forw ard P/E: 1m rolling average

Barclays share price

Source: Datastream, Bloomberg (for target prices), 29 August 2007

Pence

BARCLAYS

12 Trading at an attractive valuation

Barclays currently trades at a material discount to its peers despite higher growth

16.0%

12.7%

5.7%

4.7%

7.4x

9.1x

EP S C A GR ‘05 - ‘07

2007E D ividend yield

2008E P / E

Barclays Peer median

Note: Selected peers include BBVA, BNP Paribas, Citigroup, HBOS, HSBC, JP Morgan, Lloyds TSB, UBS and Deutsche Bank Source: Bloomberg (29 August 2007), Company reports

BARCLAYS

13 Underpinned by dividend yield

Barclays share price is supported by its dividend yield

Barclays has over 2x dividend cover and is committed to a progressive dividend policy. Historically, a 5% dividend yield has acted as a support level to Barclays share price

Dividend yield, %

3.0% 3.5% 4.0% 4.5% 5.0% 5.5% 6.0% 6.5%

Aug-03 Mar-04 Oct-04 Apr-05 Nov-05 May-06 Dec-06 Jun-07

850 800 750 700 650 600 550 500 450 400

pence

1yr forward dividend yield Barclays share price

Source: Datastream, 29 August 2007

BARCLAYS

Appendix

2007 Interim results

BARCLAYS

Growing returns

Profit before tax

EpS

Dividend

Indexed: H1 2003 = 100

+109%

+94%

+63%

H1 2003 H1 2004 H1 2005 H1 2006 H1 2007

BARCLAYS

Another strong first half

Half year ended - June 2006 2007

£m £m% change

Income 10,969 11,902 +9%

Operating expenses(6,269)(6,847) +9%

Impairment charges(1,057)(959) -9%

Profit before tax 3,673 4,101 +12%

Earnings per share 36.3p 41.4p +14%

Dividend per share 10.5p 11.5p +10%

Return on equity 26% 26%

Economic profit 1,385 1,609 +16%

BARCLAYS

Divisional performance

Profit before tax - half year ended June	2006 £m	2007 £m	% change
UK Banking	1,253	1,363	+9%
- UK Retail Banking	600	651	+9%
- UK Business Banking	653	712	+9%
Barclaycard	326	272	-17%
IRCB	512	452	-12%
Barclays Capital	1,246	1,660	+33%
Barclays Global Investors	364	388	+7%
Barclays Wealth	129	173	+34%

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BARCLAYS

Disclaimer

SEC Filings and this Filing: Important Information

This document shall not constitute an offer to sell or buy or the solicitation of an offer to buy or sell any securities, nor shall there be any sale or purchase of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. The availability of the Barclays offer to persons not resident in the United States, the Netherlands and the United Kingdom may be affected by the laws of the relevant jurisdictions (the “Restricted Jurisdictions”). Accordingly, copies of documentation relating to the Barclays Offer (“Offer Documentation”) are not being, and must not be, mailed or otherwise distributed or sent in, into or from any such Restricted Jurisdiction into which the same would be unlawful. Persons receiving such documents (including, without limitation, custodians, nominees and trustees) should inform themselves about and observe any applicable requirements.

In connection with the proposed business combination transaction between ABN AMRO Holding N.V. (“ABN AMRO”) and Barclays PLC (“Barclays”), Barclays has filed with the U.S. Securities and Exchange Commission (“SEC”) a Registration Statement on Form F-4 (“Form F-4”), which includes the Barclays offer document/prospectus. Barclays has also filed with the SEC a Statement on Schedule TO and other relevant materials. In addition, ABN AMRO expects that it will file with the SEC a Recommendation Statement on Schedule 14D-9 and other relevant materials. Barclays intends to mail the final US Offer Document to holders of ABN AMRO ordinary shares located in the United States and Canada and to holders of ABN AMRO ADSs wherever located.

INVESTORS ARE URGED TO READ THE FINAL OFFER DOCUMENT/PROSPECTUS AND ANY DOCUMENTS REGARDING THE POTENTIAL TRANSACTION IF AND WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION.

Investors can obtain a free copy of the Form F-4, the US Offer Document and other filings without charge, at the SEC’s website (www.sec.gov). Copies of such documents may also be obtained from ABN AMRO and Barclays without charge.

Forward looking Statements

This document contains certain forward-looking statements with respect to certain of ABN AMRO’s and Barclays plans and their current goals and expectations relating to their future financial condition and performance and which involve a number of risks and uncertainties. Barclays caution readers that no forward-looking statement is a guarantee of future performance and that actual results could differ materially from those contained in the forward-looking statements. These forward-looking statements can be identified by the fact that they do not relate only to historical or current facts. Forward-looking statements sometimes use words such as ‘aim’, ‘anticipate’, ‘target’, ‘expect’, ‘estimate’, ‘intend’, ‘plan’, ‘goal’, ‘believe’, or other words of similar meaning. Examples of forward-looking statements include, among others, statements regarding the consummation of the business combination between ABN AMRO and Barclays within the expected timeframe and on the expected terms (if at all), the benefits of the business combination transaction involving ABN AMRO and Barclays, including the achievement of synergy targets, ABN AMRO’s and Barclays future financial position, income growth, impairment charges, business strategy, projected costs and estimates of capital expenditure and revenue benefits, projected levels of growth in the banking and financial markets, the combined group’s future financial and operating results, future financial position, projected costs and estimates of capital expenditures, and plans and objectives for future operations of ABN AMRO, Barclays and the combined group and other statements that are not historical fact.

Additional risks and factors are identified in ABN AMRO and Barclays filings with the SEC including ABN AMRO and Barclays Annual Reports on Form 20-F for the fiscal year ending December 31, 2006, which are available on ABN AMRO’s website at www.abnamro.com and Barclays website at www.barclays.com respectively, and on the SEC’s website at www.sec.gov.

Any forward-looking statements made herein speak only as of the date they are made. Barclays does not undertake to update forward-looking statements to reflect any changes in expectations with regard thereto or any changes in events, conditions or circumstances on which any such statement is based. The reader should, however, consult any additional disclosures that ABN AMRO and Barclays have made or may make in documents they have filed or may file with the SEC.

Persons (including, without limitation, custodians, nominees and trustees) who intend or would intend to send, mail or otherwise distribute the Offer Documentation or any documents relating thereto should read the restrictions on distribution set out in the Offer Documentation before taking any action.

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